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Please reply to PETER B. CANCELMO

pcancelmo@gsblaw.com

DIRECT 206.816.1332

September 29, 2014

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: COHBAR, INC.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Cohbar, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the Company’s initial public offering (the “Offering”) of units consisting of one share of the Company’s common stock and one half of one common stock purchase warrant (the “Units”).

The Company is incorporated in Delaware and headquartered in California. The Company intends to apply for listing on the TSX Venture Exchange. The Offering will not be conducted, and no sales of the Units will be made, in the United States, nor will Offers or sales of the Units in Offering be made to any person who is a “U.S. person” as defined under Rule 902(k) of Regulation S. Registration is being effected in the United States to permit the Units and the securities underlying the units to be issued in Canada without resale restrictions.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2013, its most recently completed fiscal year, were less than $1 billion. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

Cohbar, Inc. September 29, 2014 Page 2

If you have any questions or comments concerning this submission, please do not hesitate to call the undersigned at (206) 816-1332.

Very truly yours,

GARVEY SCHUBERT BARER

By:	/s/ Peter B. Cancelmo
Peter B. Cancelmo

CC:	Jon Stern, Cohbar, Inc., CEO
Jeffrey F. Biunno, Cohbar, Inc., CFO